Exhibit 99.(12)

Three Bryant Park 1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

FORM OF TAX OPINION

[__], 2026

Board of Directors abrdn Global Income Fund, Inc. 1900 Market Street, Suite 200 Philadelphia, PA 19103

Board of Directors abrdn Asia-Pacific Income Fund, Inc. 1900 Market Street, Suite 200 Philadelphia, PA 19103

Dear Ladies and Gentlemen:

You have requested our opinion regarding certain federal income tax consequences to abrdn Global Income Fund, Inc., a Maryland corporation (the “Acquired Fund”), and to abrdn Asia-Pacific Income Fund, Inc., a Maryland corporation (the “Acquiring Fund”), and to the holders (the “Acquired Fund Shareholders”) of shares the Acquired Fund (the “Acquired Fund Shares”), in connection with the transfer of all of the assets as defined in paragraph 1.2 of the Agreement and Plan of Reorganization (the “Agreement”) dated as of [__], 2026, executed by the Acquiring Fund and the Acquired Fund, of the Acquired Fund (the “Assets”) to the Acquiring Fund in exchange solely for shares of capital stock of the Acquiring Fund (the “Acquiring Fund Shares”) and the assumption of the Acquired Fund’s stated liabilities as defined in paragraph 1.3 of the Agreement (the “Liabilities”) by the Acquiring Fund, followed by the distribution of Acquiring Fund Shares received by the Acquired Fund and cash paid in lieu of fractional shares in complete liquidation and termination of the Acquired Fund (the “Reorganization”), all pursuant to the Agreement.

For purposes of this opinion, we have examined and relied upon (1) the Agreement, (2) facts and representations contained in the letter dated on or about the date hereof addressed to us from the Acquiring Fund, (3) the facts and representations contained in the letter dated on or about the date hereof addressed to us from the Acquired Fund, and (4) such other documents and instruments as we have deemed necessary or appropriate for purposes of rendering this opinion.

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This opinion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury Regulations, judicial decisions and administrative rulings and pronouncements of the Internal Revenue Service, all as in effect on the date hereof. This opinion is conditioned upon the Reorganization taking place in the manner described in the Agreement.

Based upon the foregoing, it is our opinion that for federal income tax purposes, with respect to the Acquired Fund and the Acquiring Fund:

1.	The transfer of the Acquired Fund’s Assets in exchange solely for Acquiring Fund Shares and the assumption by the Acquiring Fund of the Liabilities of the Acquired Fund followed by the distribution by the Acquired Fund of Acquiring Fund Shares to the Acquired Fund Shareholders in exchange for their Acquired Fund Shares in liquidation of the Acquired Fund pursuant to and in accordance with the terms of this Agreement should constitute a “reorganization” within the meaning of section 368(a)(1) of the Code;

2.	No gain or loss should be recognized by the Acquiring Fund upon the receipt of the Acquired Fund’s Assets solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of the Liabilities of the Acquired Fund;

3.	No gain or loss should be recognized by the Acquired Fund upon the transfer of the Acquired Fund’s Assets to the Acquiring Fund in exchange solely for Acquiring Fund Shares and the assumption by the Acquiring Fund of the Liabilities of the Acquired Fund or upon the distribution of Acquiring Fund Shares to the Acquired Fund Shareholders in exchange for their Acquired Fund Shares, except that the Acquired Fund may be required to recognize gain or loss with respect to contracts described in section 1256(b) of the Code or stock in a passive foreign investment company, as defined in section 1297(a) of the Code;

4.	No gain or loss should be recognized by the Acquired Fund Shareholders upon the exchange of the Acquired Fund Shares for Acquiring Fund Shares (except with respect to cash received in lieu of fractional shares);

5.	The aggregate tax basis for Acquiring Fund Shares received by each Acquired Fund Shareholder pursuant to the Reorganization should be the same as the aggregate tax basis of the Acquired Fund Shares held by each such Acquired Fund Shareholder immediately prior to the Reorganization (reduced by any amount of tax basis allocable to fractional shares for which cash is received);

6.	The holding period of Acquiring Fund Shares to be received by each Acquired Fund Shareholder should include the period during which the Acquired Fund Shares surrendered in exchange therefor were held (provided such Acquired Fund Shares were held as capital assets on the date of the Reorganization);

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7.	Except for assets which may be marked to market for federal income tax purposes as a consequence of a termination of the Acquired Fund’s taxable year, the tax basis of the Acquired Fund’s Assets acquired by the Acquiring Fund should be the same as the tax basis of such assets to the Acquired Fund in exchange therefor;

8.	The holding period of the Acquired Fund’s Assets in the hands of the Acquiring Fund should include the period during which those assets were held by the Acquired Fund (except where the investment activities of the Acquiring Fund have the effect of reducing or eliminating such periods with respect to an Acquired Fund’s Asset); and

9.	The Acquiring Fund should succeed to and take into account the items of the Acquired Fund described in section 381(c) of the Code, subject to the provisions and limitations specified in sections 381, 382, 383, and 384 of the Code and the United States Treasury Regulations promulgated thereunder.

We express no opinion as to the federal income tax consequences of the Reorganization except as expressly set forth above, or as to any transaction except those consummated in accordance with the Agreement. Without limiting the foregoing, we express no opinion as to the federal income tax consequences of the Reorganization to the Acquired Fund with respect to contracts described in section 1256(b) of the Code or stock in a passive foreign investment company, as defined in section 1297(a) of the Code.

Very truly yours,